EXHIBIT 12.1

MID-AMERICA APARTMENT COMMUNITIES, INC.

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(in thousands, except rations)

	Three Months Ended March 31, 2009	Twelve Months Ended December 31,
		2008	2007	2006	2005	2004
Income from continuing operations	$9,992	$30,879	$33,046	$21,082	$19,759	$21,721
Equity in loss of real estate joint ventures	196	882	58	114	(65)	287
Fixed charges:
Interest expense	14,229	62,010	63,639	62,308	57,318	50,954
Estimate of interest within rental expense	—	—	—	—	—	—
Deferred financing costs	606	2,307	2,407	2,036	2,011	1,753
Interest capitalized	62	826	795	297	—	—
Distributed income of equity investees	44	1	9,855	350	14,903	6,427

	25,129	96,905	109,800	86,187	93,926	81,142
Interest capitalized	(62)	(826)	(795)	(297)	—	—
Net income attributable to noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	$25,067	$96,079	$109,005	$85,890	$93,926	$81,142

Fixed charges:
Interest expense	$14,229	$62,010	$63,639	$62,308	$57,318	$50,954
Estimate of interest within rental expense	—	—	—	—	—	—
Deferred financing costs	606	2,307	2,407	2,036	2,011	1,753
Interest capitalized	62	826	795	297	—	—

Fixed charges	$14,897	$65,143	$66,841	$64,641	$59,329	$52,707

Ratio of earnings to fixed charges	1.7x	1.5x	1.6x	1.3x	1.6x	1.5x

Fixed charges:
Interest expense	$14,229	$62,010	$63,639	$62,308	$57,318	$50,954
Estimate of interest within rental expense	—	—	—	—	—	—
Deferred financing costs	606	2,307	2,407	2,036	2,011	1,753
Interest capitalized	62	826	795	297	—	—
Preferred stock dividends	3,216	12,865	13,688	13,962	14,329	14,825

Combined fixed charges and preferred stock dividends	$18,113	$78,008	$80,529	$78,603	$73,658	$67,532

Ratio of earnings to combined fixed charges and preferred stock dividends	1.4x	1.2x	1.4x	1.1x	1.3x	1.2x